Document is copied.
Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission file No.: 000-21415

CONTACT
Melissa Malley                                          Eileen Cassidy
First Virtual Communications Public Relations           EDS
408.330.7315                                            703.742.1698
MMALLEY@FVC.COM                                         EILEEN.CASSIDY@EDS.COM



       FIRST VIRTUAL COMMUNICATIONS AND EDS TO DELIVER THE WORLD'S FIRST
            RICH MEDIA COMMUNICATIONS ASP FOR THE FEDERAL GOVERNMENT

 CLICK TO MEET(TM) POWERS DISTANCE LEARNING AND OTHER APPLICATIONS FOR FEDERAL
                                    AGENCIES

Santa Clara, California - April 18, 2001 - First Virtual Communications, Inc. (Nasdaq: FVCX), a leader in rich media communications solutions, today announced that EDS (NYSE: EDS) has selected its flagship offering, Click to Meet(TM), to power a new application service provider (ASP) offering for the Federal government. Under an expanded alliance agreement, the easy to use Click to Meet platform will deliver rich media communications services - including video telephony, data collaboration, and streaming - to the EDS portfolio of Federal government clients.

The first of its kind, the new ASP will host managed, reliable and secure rich media communications for solutions such as distance meetings, distance learning, human resources training, telecommuting, customer support, and electronic commerce. Powered by Click to Meet, these applications will enable Federal employees to access two-way video, streaming, and web collaboration through their desktop computers and room systems. EDS will host the service using its video operations center in Herndon, Virginia.

The agreement enables EDS, a reseller and integrator of First Virtual Communications products, to deliver both systems and services based on the Click to Meet platform, and lays the foundation for the two companies to collaborate on the marketing and sales of these solutions. EDS will play two unique roles in marketing Click to Meet: as the service provider delivering video telephony services to subscribers through its new Federal ASP, and selling the entire Click to Meet platform to service providers and enterprises that wish to manage the service for themselves. By strengthening their alliance, the two experienced market leaders will deliver a comprehensive portfolio of rich media solutions and create a new offering for the Federal government.

EXTENDING THE SUCCESSFUL ALLIANCE TO INCLUDE CO-MARKETING
"This alliance with EDS is a significant step forward in our ability to service the Federal market and ultimately enterprise and government customers around the world," said Ralph Ungermann, chairman and CEO, First Virtual Communications. "Our marketing strength will come from our ability to leverage joint resources to reach these markets and deliver a differentiated set of solutions that integrate rich media communications into applications for distance learning, e-commerce, and e-justice, among others. First Virtual and EDS have a long, successful history of collaboration, which we can greatly expand through this agreement. "

"Click to Meet is a highly reliable, simple to use, and easy to deploy platform that will change the way Federal clients communicate. EDS is very excited about this new service and our alliance with First Virtual Communications," said Gary Yenser, vice president and deputy chief operating officer, EDS Federal.

The Click to Meet platform will integrate the CUseeMe Conference Server, specifically developed and adapted for high-performance, highly scalable conferencing environments. The market-leading software-based H.323 MCU, the CUseeMe Conference Server enables standards-based group conferencing with a variety of endpoints.

EXPANDING VIDEO TELEPHONY SERVICES FOR THE US ARMY NATIONAL GUARD
First Virtual Communications and EDS have provided the US Army National Guard with video telephony and streaming solutions since 1998. With one of the world's largest broadband networks, the National Guard has expanded its video services to include more than 700 classrooms in 53 states and territories.

EXHIBITORS AT E-LEARNING CONFERENCE AND EXPO, WASHINGTON, D.C.
April 18 to April 20, 2001, First Virtual Communications will exhibit Click to Meet in the EDS booth #1020 at the e-learning Conference and Expo at the Washington Convention Center in Washington, D.C. Focused on online training, distance learning and enterprise collaboration, the e-learning Conference is the only event where the entire e-learning market converges to strategize, understand and discover new methods and solutions.

ABOUT FIRST VIRTUAL COMMUNICATIONS First Virtual Communications, Inc. (Nasdaq: FVCX) is a leader in rich media communications solutions, providing systems and services that enable system integrators and service providers to deliver an integrated suite of collaboration applications to its enterprise customers. First Virtual Communications also delivers solutions directly to corporate and public sector enterprises. The company's flagship product, Click to Meet(TM), is the industry's communications platform for high quality, face-to-face e-collaboration. It is designed to seamlessly integrate video and audio telephony, data collaboration, and streaming across IP, ISDN, DSL, and ATM networks. Click to Meet provides the optimal platform for delivering a new generation of video enabled B2B web applications, for commerce, distance learning, telemedicine, federal and state governments, and the judiciary.

First Virtual's strategic partners include Accord, Adaptive Broadband, Alcatel, British Telecommunications plc, China Telecom, Cisco Systems, Inc., CUseeMe Networks, EDS, Ezenia!, France Telecom, Ideal Technology Solutions, Nortel Networks, Polycom, Qwest Communications, SBC Communications Inc., Shanghai Telecom, Telstra, Verizon Communications, Wind, Zydacron, and other leading companies worldwide. Further information about the company is available at HTTP://WWW.FVC.COM.

CUseeMe Networks and First Virtual Communications have announced the execution of an agreement under which the two companies would be merged to create one of the market's leading rich media communications providers. The transaction is intended to allow the merged enterprise to leverage greater market opportunities through its combined resources, products, and expertise. The transaction is expected to be completed in the second quarter of 2001.

ABOUT EDS
EDS, the leading global services company, provides strategy, implementation and hosting for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 55 countries. EDS reported revenues of $19.2 billion in 2000. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange.

CAUTIONARY STATEMENT
Except for the historical information contained herein, this news release contains forward-looking statements, including, without limitation, statements containing the words, "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements have known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of First Virtual Communications, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: First Virtual Communications' variability of operating results, First Virtual Communications' recent launch of its broadband video services offering, market acceptance of video technology, First Virtual Communications' dependence on ATM backbone technology, potential inability to maintain business relationships with telecommunications carriers, distributors and suppliers, rapid technological changes, competition and consolidation in the video networking industry, the importance of attracting and retaining personnel, management of First Virtual Communications' growth, the risk that the merger with CuseeMe will not be completed as anticipated and that the two companies may not be successfully integrated, and other risk factors referenced in First Virtual Communications' public filings with the Securities and Exchange Commission, including the company's report on Form-10 K for the year ended December 31, 2000.

WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.